                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                         AMYLIN PHARMACEUTICALS, INC.
                         ----------------------------
                               (Name of Issuer)


                        COMMON STOCK, $.001 par value
                        ------------------------------
                        (Title of Class of Securities)


                                  032346108
                                --------------
                                (CUSIP Number)

                              Eric B. Jung, Esq.
                              Johnson & Johnson
                         One Johnson & Johnson Plaza
                           New Brunswick, NJ 08933
                                (732) 524-1249

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               February 9, 2000
                              ------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 032346108                                                                 PAGE   2   OF   6    PAGES
          ---------                                                                      -----     ----


------------------------------------------------------------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 Johnson & Johnson                                                                                      22-1024240
------------------------------------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (A) / /
                                                                                                                            (B) / /

------------------------------------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

------------------------------------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

------------------------------------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey

------------------------------------------------------------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                         -0-
        NUMBER OF       ------------------------------------------------------------------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
          EACH                           2,692,407
        REPORTING       ------------------------------------------------------------------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH

                                         -0-
                        ------------------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                         2,692,407
------------------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         2,692,407
------------------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                  / /


------------------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         4.99%
------------------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                 CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 032346108                                                                                     PAGE   3   OF   6     PAGES
          ---------                                                                                          -----     ----


------------------------------------------------------------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 Johnson & Johnson Development Corporation                                                                22-2007317
------------------------------------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (A) / /
                                                                                                                            (B) / /

------------------------------------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

------------------------------------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

------------------------------------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey
------------------------------------------------------------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                         -0-
        NUMBER OF       ------------------------------------------------------------------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
          EACH                           2,692,407
        REPORTING       ------------------------------------------------------------------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH

                                         -0-
                        ------------------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                         2,692,407
------------------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,692,407
------------------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                  / /


------------------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 4.99%
------------------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                 CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 4 of 6 pages


Item 3.  Source and Amount of Funds or Other Consideration:

         Not applicable in that the transaction involved sales and not acquisitions of securities.

Item 4.  Purpose of Transaction:

         Not applicable in that the transaction involved sales and not acquisitions of securities. The Reporting Persons reserve the right to repurchase additional shares of Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Persons presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of
         Schedule 13D.

                                                              Page 5 of 6 pages


Item 5.  Interest in Securities of the Issuer:

         (a) - (b)

         As of February 11, 2000, J&J and JJDC each had beneficial ownership of an aggregate of 2,692,407 shares of Common Stock. Based upon the shares of Common Stock outstanding as of February 4, 2000, as reported in the Company's Report on Form S-3/A dated February 4, 2000, 2,692,407 shares constitute approximately 4.99% of the outstanding shares of Common Stock.

         (c) The following sales of Common Stock have been made by the Reporting Persons in the past sixty (60) days(*):

                              Amount of                                         Where and How
                 Date of      Securities     Price      Acquired (A)             Transaction
               Transaction    Involved     per Share   or Disposed (D)          was Effected
              ------------    --------     ---------   ---------------   ----------------------------
              02/08/00         58,000      $14.3114         (D)          Over-the-Counter transaction
                                                                         through a broker

              02/09/00         35,000      $14.5357         (D)          Over-the-Counter transaction
                                                                         through a broker

              02/10/99        190,000      $13.8355         (D)          Over-the-Counter transaction
                                                                         through a broker

         To the best knowledge of J&J and JJDC, no director or executive officer of J&J or JJDC beneficially owns any shares of Common Stock or other securities of the Company. Neither J&J nor JJDC is aware of any transaction in such securities during the past sixty (60) days by any of its executive officers or directors.

         (e) As of the close of business on February 10, 2000, J&J and JJDC ceased to be the beneficial owner of more than 5% of the Common Stock. This Amendment No. 3 is, therefore, a final filing.

   -------------
         (*) As of the close of business on February 10, 2000.

                                                              Page 6 of 6 pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                JOHNSON & JOHNSON


                                                By: /s/ Michael Ullmann
                                                    -------------------
                                                        Michael Ullmann
                                                        Secretary

                                                Date: February 11, 2000


                                                JOHNSON & JOHNSON
                                                DEVELOPMENT CORPORATION


                                                By: /s/ E. Jung
                                                    -------------------
                                                        E. Jung
                                                        Secretary

                                                Date:  February 11, 2000